[Reference Translation]

November 6, 2024

Company name:	TOYOTA MOTOR CORPORATION
Representative:	Koji Sato, President
(Code number:7203; TSE Prime/NSE Premier)
Inquiries:	Yoshihide Moriyama, General Manager, Capital Strategy & Affiliated Companies Finance Div.
(Telephone: 0565-28-2121)

Notice Concerning Distribution of Interim Dividends from Surplus and

Revision of Dividend Forecast for FY2025

At a meeting held on November 6, 2024, the Board of Directors of Toyota Motor Corporation (“TMC”) resolved to distribute dividends from surplus, with a record date of September 30, 2024. TMC also revised the dividend forecast for FY2025 (April 1, 2024 through March 31, 2025). In relation to the above, we hereby inform you of the following:

1.	Details of dividends

	Interim dividend for FY2025	Most recent dividend forecast	Interim dividend paid for FY2024
Record date	September 30, 2024	September 30, 2024	September 30, 2023
Dividend per share	40.00 yen	—	30.00 yen
Total amount of dividends	525,991 million yen	—	405,416 million yen
Effective date	November 26, 2024	—	November 22, 2023
Source of dividends	Retained earnings	—	Retained earnings

2.	Details of the revised dividend forecast

Dividend per share
	Interim	Year-end	Total
Previous forecast	—	—	—
Revised forecast	—	50.00 yen	90.00 yen
Dividends for FY2025	40.00 yen	—	—
Dividends for FY2024	30.00 yen	45.00 yen	75.00 yen

3.	Reason

TMC deems the benefit of its shareholders an important element of its management policy, and its basic policy for shareholder returns is to reward long-term shareholders. TMC will strive to increase dividends in a stable and continuous manner.

Moreover, TMC intends to disclose dividend forecasts beginning in the current fiscal year to create an environment that is more conducive to investment by our shareholders.

-End-

(Note)

This notice contains forward-looking statements that reflect the plans and expectations of TMC and its consolidated subsidiaries (“Toyota”). These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies, as well as information security; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xiv) the impact of natural calamities, epidemics, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes, including their negative effect on Toyota’s vehicle production and sales; (xv) the impact of climate change and the transition towards a low-carbon economy; and (xvi) the ability of Toyota to hire or retain sufficient human resources.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in TMC’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.